

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 20, 2008

Mr. James A. Longaker
Chief Financial Officer
American Surgical Holdings, Inc.
10039 Bissonnet Street, Suite #250
Houston, Texas 77036-7852

>   **Re: American Surgical Holdings, Inc.**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **Filed May 1, 2008**
>   **File No. 000-50354**

Dear Mr. Longaker:

We have completed our review of your Form 10-KSB and related amendment and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief